

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 5, 2007

Mr. W. Kirk Bosché
Chief Financial Officer
Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, CA 93309

> **Re: Foothills Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed December 14, 2006**
> **File No. 333-137925**

Dear Mr. Bosché:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A1 Filed December 14, 2006

General

1.   Please make corresponding revisions to your Form 8-K/A1, filed November 24, 2006, which provided the statements of revenues and direct operating expenses of the assets you acquired, for the following comments, if necessary.

Financial Statements of Assets Acquired, page F-21

Notes to Statements of Revenues and Direct Operating Expenses, page F-23

Note 2 – Basis of Presentation, page F-23

2.   We note you excluded costs for depreciation, depletion and amortization,
        accretion of asset retirement obligations, allocated general and administrative
        expenses, interest expense and income, and income taxes from the statements of
        revenues and direct operating expenses of the TARH Acquisition properties. We
        expect the statement of revenues and direct expenses to exclude only those costs
        not directly involved in the revenue producing activity, such as corporate
        overhead, interest and income taxes. All costs, including any general and
        administrative costs, that are directly associated with producing revenues
        reflected in the statements must be included. Revise your disclosures to explain
        whether such costs have been included in the amount of lease operating expenses.
        If not, revise your statements to include such amounts.

3.   Revise your statements to include all SFAS 69 disclosures that apply to an
        income statement only format, as required by SFAS 69, SAB Topic 2:D,
        Questions 5 and 7 and Item 302(b) of Regulation S-K.

Pro Forma Financial Statements, page F-24

Notes to Pro Forma Financial Statements, page F-27

Note 2 – Pro Forma Adjustments to the Combined Balance Sheet, page F-27

4.   Revise your disclosure to explain why the total proceeds of $22,711,000 from the
        equity offering, which you present in footnote (b), does not equal the
        corresponding amount of total proceeds reflected in the pro forma combined
        balance sheet of $22,701,000.

Note 3 – Pro Forma Adjustments to the Combined Statement of Operations, page F-28

5.   In footnote (C), you explain there is a reduction in direct operating expenses of
        $36,000 attributable to the overriding royalty interest conveyed to an affiliate of
        your lender. Tell us why the conveyance of an overriding royalty interest results
        in the reduction of operating expenses. Typically, the amounts paid to overriding
        royalty interest holders are from the revenues received by the company, and
        would not have an impact on the expenses incurred.

Exhibit 23.2

6.   We note you included an updated consent from your accountant, corresponding to their report on the audited financial statements of Brasada Resources, LLC, which are included in your amended registration statement. However, you have not included a similar consent from your accountant corresponding to their report on the audited statements of revenues and direct operating expenses for the acquired properties. Amend your filing to include all required consents, to comply with Rule 436 of the Securities Act Regulations and Item 601 of Form SB-2.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to any engineering matters to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Wojciechowski
        D. Delaney
        R. Winfrey
        C. Moncada-Terry